Via Facsimile and U.S. Mail
Mail Stop 6010

February 19, 2009

Hui Lin
Chief Financial Officer
Aida Pharmaceuticals, Inc.
31 Dingjiang Road,
Jianggan District
Hangzhou, People's Republic of China 310016

Re: Aida Pharmaceuticals, Inc.
Form 10-KSB for the fiscal year ended December 31, 2007
File Number: 000-50212

Dear Ms. Lin,

　　We have completed our review of your Form 10-KSB and your related filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief